Contact

www.linkedin.com/in/timothy-kelly-9502711 (LinkedIn)
buffalobusinessloans.com (Company)
www.forextv.com (Company)

Top Skills

Logistics Management
Distilling
Mergers & Acquisitions (M&A)

Languages

Italian

Timothy Kelly

Master Distiller, Entrepreneur & Investor
Denver, Colorado, United States

Summary

Tim is the founder and principal owner of Felene Inc, an organic spirits distillery based in Denver, Colorado.

He also continues to serve on the board of ForexTV, a company he Founded in 2001.

Tim has over twenty-five years of experience managing high profile media brands and businesses in the area of energy and financial services. He has had high visibility accomplishments in managing digital publishing properties. He has specialized in product and content development, partnerships, content distribution, optimization and syndication.

Tim has a solid track record of management of daily operations, strategic expansions and new ventures.

Outside of business, Tim has spent most of his adult life engaging in community service and philanthropic activities. Tim is the Founder of a Foundation called Kelly's Heroes.

Experience

Felene Vodka
Founder, CEO & Master Distiller
June 2016 - Present (9 years 7 months)
Denver, Colorado

felənē® vodka is an award-winning, American handcrafted vodka made from organic, Non-GMO sugarcane.

Felene Inc
Chairman & CEO
March 2016 - Present (9 years 10 months)
Denver, Colorado, United States

Biz2Credit
Chief Content Officer
August 2017 - May 2020 (2 years 10 months)
Greater New York City Area

ForexTV, LLC
CEO & Founder
February 2001 - November 2018 (17 years 10 months)

Forex Information Portal

401kTV
Managing Editor
October 2015 - August 2017 (1 year 11 months)

401kTV is a leading resource for financial professionals responsible for creating and maintaining retirement benefit programs for their company employees. Written by leading experts and contributors we are focused on the areas of: Plan creation and optimization, compliance and collaborative resources.

ForexTV
Founder, Chief Editor
June 2001 - November 2016 (15 years 6 months)

Founder and leading force in creating one of the most recognized and enduring brands in the global foreign exchange marketplace. Established a network of over 60 publishing partnerships and content alliances. Responsible for the management of daily content contributions, optimization of article and headline writing for SEO.

North American Manufacturing Enterprise, Inc
Senior Corporate Advisor
March 2015 - August 2015 (6 months)
Staten Island, New York

Corporate strategist/adviser for growth-stage energy management company.

Public Energy Advisors
Board Memeber/Advisor
March 2015 - August 2015 (6 months)
Glen Head, NY 11542

Energy Consultancy for SME marketplace.

OANDA
CEO & Chairman of the Board
January 1999 - May 2001 (2 years 5 months)
New York, N.Y.

Was one of the founding members of OANDA and served as President, CEO & Chairman. Raised initial capital and positioned the company to compete as a global leader in Forex trading.

Bridge Information Systems
Sr. VP Marketing
1995 - 1999 (4 years)

Sr. VP Global Marketing. Managed over 100 employees an 30 offices worldwide. Was responsible for maintaining corporate image and identity globally as well as oversight for all market data and financial services product marketing.

Created WebFN in 1998. WebFN was a made-for-the-web live video broadcast covering global financial news. We broadcast live for 11 continuous hours a day, Monday through Fridays.

Bloomberg Financial Markets
Publisher/Director
February 1991 - December 1995 (4 years 11 months)

Created Bloomberg Personal Magazine and syndicated the publication to 22 major international media organizations. Launched with a record-breaking initial circulation of over 7 million copies. Ran media team of of 30 professionals.

Education

Boston College
· (1985 - 1988)